News Release 2003-19	September 4, 2003
TSX - QRL - Queenstake Resources Ltd.
SEC file number 0-24096

QUEENSTAKE ACCELERATES JERRITT CANYON EXPLORATION

DENVER, Colorado - September 4, 2003 - Queenstake Resources Ltd. (TSX: QRL) has received over $4 million pursuant to share purchase warrant and stock option exercises from July to August 31, 2003 and has issued 51.2 million common shares. The Company had 295,549,049 shares outstanding and 380,004,227 shares fully diluted as of August 31, 2003. If all existing warrants and options are exercised the Company will receive an additional $21.5 million.

The proceeds of debt and equity financing completed on June 30, 2003 were devoted to the cost of acquiring the Jerritt Canyon mine and the purchase of the environmental risk transfer program. The Jerritt Canyon mine exceeded expectations in August during which over 30,000 ounces of gold were produced. The mines are performing well but debt covenants limit the amount of cash flow the Company can expend on exploration. Queenstake intends to use some of the corporate cash from these warrant exercises to accelerate and expand the exploration program.

The following tabulation shows highlights of 2003 underground drilling conducted in the four underground mines at Jerritt Canyon. These tables show only results that are outside the current reserve and resource envelope as determined in January of 2002 but proximal to current workings; thus all these intercepts represent additional mineral inventory that can be expected to be converted to reserves and/or mined during the next year. Historically 25 to 30 percent of the underground ore mined at Jerritt Canyon has been derived from podiform mineralization that was initially discovered by intercepts of this type wherein the mineralization identified by the intercept was never classified as a reserve or resource. Intercepts of the order of magnitude indicated in these tabulations are quite routine in the continuing expansion of the mines by underground drilling.

Smith Mine			SSX Mine
		Grade			Grade
Drill Hole	Feet	(ounces of gold per ton)	Drill Hole	Feet	(ounces of gold per ton)
P20408	18	0.934	SX-796	45	1.118
LX-295	15	0.323	Z11935	75	0.385
LX-381	105	0.424	Z11975	55	0.430
LX-332	40	0.427	Z11983	50	0.415
LX-331	60	0.337	Z12054	20	0.459
LX-329	45	0.435	Z12096	35	0.422
LX-343	70	0.364	Z12172	60	0.708
LX-345	30	0.911	Z40493	25	0.525
LX-340	35	0.553	Z4-0500	15	0.658
C20142	30	0.577	Z50023	35	0.698
LX-339	35	0.475	P50005	30	0.539
P20337	30	0.288	P50016	30	0.493
LX-398	45	0.577	C60031	90	0.406
			Z6A3	180	0.771

Murray Mine				MCE Mine
		Grade	Drill Hole	Feet	Grade
Drill Hole	Feet	(ounces of gold per ton)		(ounces of gold per ton)
C10188	15	0.533	CP-110	25	0.519
C10182	15	0.359	CP-110	15	0.645
C10185	35	0.256	CP-112	20	0.827
C40153	80	0.300	Z90061	36	0.877
C40162	25	0.551	Z90057	42	0.789
C40143	35	0.311
C40281	70	0.660
C40283	65	0.653
C40243	35	0.588
C40243	20	0.459
NC-037	20	0.360
NC-038	35	0.277
NC-038	10	0.705
C54335	15	0.295
NC-024	50	0.356
NC-036	15	0.794

Queenstake has begun an aggressive underground drilling program exploring for additional resources proximal to current workings. Some surface drilling is also being conducted this year, focusing on extensions to known ore bodies. Ted Wilton will be the onsite manager of a team of exploration geologists dedicated to District-scale exploration in the 100 square mile Jerritt Canyon land package. The winter months will be used to compile and review the extensive Jerritt Canyon District exploration data base that Queenstake acquired as part of the Jerritt Canyon acquisition. An evaluation of the data by a team experienced in the District but viewing the data with current target concepts in mind will lead to the definition of targets to be aggressively explored during 2004 and in the future.

Dorian (Dusty) Nicol, Queenstake's Executive Vice President and Director of Exploration, said, "We are tremendously excited to have the chance to continue the tradition of exploration in the Jerritt Canyon District. Historically, exploration success at Jerritt Canyon has required geologic imagination, patience, and persistence. Although the District as a whole has received its "first pass" of exploration, much of this work was done years ago in search of either open pit targets or multi-million ounce underground targets appropriate for the prior owners. We are assembling a team of exploration professionals to supplement and expand the superb geologic staff already on site with decades of success at Jerritt Canyon. This staff, armed with current target concepts and the flexible and aggressive approach to exploration that is best provided by an entrepreneurial company like Queenstake, should lead to continued exploration success in the District."

For further information call:
John Haigh - 303-297-1557
email - info@queenstake.com           web - www.queenstake.com

Forward-Looking Statements - This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this release, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.